FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of February 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X    Form 40-F
                                   ---             ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                     ---      ---

GEMPLUS REPORTS FOURTH QUARTER AND FISCAL 2001 FINANCIAL RESULTS


LUXEMBOURG, - February 6, 2002 - Gemplus International S.A. (Euronext: Sicovam 5768 and Nasdaq:GEMP) today reported results for the fiscal year ended December 31, 2001.

Revenue for the fiscal year 2001 was 1.023 billion Euros, down 15% from the previous year's 1.205 billion Euros. Operating loss was 154 million Euros and includes exceptional charges totaling 72 million Euros (28 million Euros in restructuring charges, 18 million Euros in litigation expenses associated with our Humetrix lawsuit and 26 million Euros for management severance expenses). Excluding these exceptional charges, operating loss for the year was 81 million Euros compared to an operating profit of 127 million Euros in 2000. Net loss for 2001 was 100 million Euros compared to a net profit of 99 million Euros for the year 2000. Interest and other income was strongly up on year 2000, the latter due to proceeds from the disposal of the SkiData and Tags businesses.

"Our financial results reflect the significant downturn in the global wireless telecommunications industry during 2001," said Ron Mackintosh, chief executive officer. "Throughout the year, it became evident that industry projections for the market were far too optimistic resulting in numerous revisions to forecasts from many participants in the industry. This had a compounded impact on Gemplus, and consequently our 2001 financial performance was far below initial expectations and frankly, very disappointing."

"Despite stringent hiring and expense controls, the divestiture of non-core businesses (SkiData and Tags) and the commencement of a restructuring programme in Q2 last year, we continue to have a cost structure that is too high for the current business environment," Mackintosh added. "Further proposed action is being announced today to address this."

For the fourth quarter, Gemplus reported revenues of 251 million Euros, a decline of 35% from the same quarter one year ago. Mackintosh noted that the fourth quarter of 2000 was unusually strong and included the revenues of the SkiData and Tags businesses which Gemplus divested in the third quarter of 2001. Adjusting the results to remove the consolidation of SkiData and Tags, shows a 28% decline in revenue on a like-for-like basis.

Without the effects of SkiData and Tags businesses, Gemplus revenues grew 16% sequentially from the third quarter. "This was the result of seasonally stronger SIM card sales and strong shipments for our Financial Services business, which completed a major customer programme. Revenue for the business will return to lower, more normal levels in the first quarter based on our plans," said Mackintosh.

Fourth quarter gross margin performance improved to 24.8%, up 1.6 points from the previous quarter. Stronger GSM SIM card volumes and strong shipments of Multi-application cards in the financial Services business were the primary contributors to the improvement. Mackintosh also noted that competitive pricing pressures continued in the GSM SIM market, but were offset by a favourable shift in product mix and favourable currency effects. Operating expenses were reported at 117 million Euros. These expenses included 25.7 million Euros associated with the severance of Mr. Perez and Mr. Lassus which the company announced on December 19, 2001. The current quarterly run-rate of operating expenses is marginally below 90 million Euros. The company reported that employment as of December 31, was 6,721 employees, down 141 employees from the end of Q3 and 1,149 employees lower than the beginning of the year.

Operating loss reported in the fourth quarter was 55 million Euros. Removing the management severance expenses, the operating loss would have been 29.3 million Euros. This compares to our operating profit of 47.3 million Euros in the fourth quarter of the previous year.

Gemplus net loss for the quarter was 59.9 million Euros or 0.10 per fully diluted share. Adjusting for management severance costs, the loss would have been 34.2 million Euros or 0.05 per fully diluted share, compared to a net profit of 40.6 million Euros or 0.06 per diluted share for Q4 2000.

Gemplus' balance sheet remains very strong. Cash and cash equivalents at year end were 491 million Euros. Accounts receivable Days Sales Outstanding (DSO) improved by 6 days to finish at 57 days. In addition, inventory levels declined by 43 million Euros as material purchases continued to be tightly managed. Gross capital spending fell to 17 million euros, its lowest level of the year, reflecting the completion of major programmes.

"We have made progress in the management of assets throughout last year," said Mackintosh. "Our strong balance sheet gives us a very solid financial foundation."

The company is also announcing that it is initiating a project to restructure its operations and improve its financial competitiveness. The company expects this project to generate annual savings of approximately 60 million Euros with the impact starting from Q3 this year. By rationalising its production and sourcing strategy, Gemplus also intends to achieve an additional 40 million annual savings. The company forecasts a 65 million Euro charge, of which approximately 70% will be cash. "We are working with our employees and their representatives to fully understand the economic and social implications of these proposed actions," commented Mackintosh. "We will also be looking into re-engineering a number of processes to ensure Gemplus remains a low cost provider of solutions and services."

"2002 will be a transition year; but I am confident we are putting the right strategy in place to exploit Gemplus' considerable strengths, restore Gemplus to sustained profitable growth and provide higher value to our customers," concluded Mackintosh. "We have a solid financial base, a strong market position and an exceptional pool of talent and experience in our people. We have put in place initiatives to correct our business economics and accelerate Gemplus' move to more value added products and services. Executing our strategy is what the management team will be focussing on this year".

The company also announced that Steve Gomo, its Chief Financial Officer, has decided to leave Gemplus to pursue other opportunities. He will remain at the company through to the middle of March to provide a smooth transition.

Conference Call

The company has scheduled a conference call for Wednesday, February 6, 2002 starting at 2.00pm Paris time.

Callers may participate in the live conference call by dialling:

Europe: +44 (0) 208 240 8241
North America: +1 (415) 217 0050

The live conference call will also be available on the Internet at www.companyboardroom.com.

Relays of the conference call will be available approximately 2 hours after the conclusion of the live conference call for 2 weeks at: +44 (0) 208 288 4459 (Access Code 614792).
-End-

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.


About Gemplus
GEMPLUS: the world's number one provider of solutions empowered by Smart Cards Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.023 Billion Euros. It employs 6721 people in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.


Enquiries:

Media
Gemplus:
Flavie Gil
Tel.:  +33 4 42 36 56 83
Email: flavie.gil@gemplus.com

Severine Percetti
Tel.:  +33 4 42 36 67 67
Email: severine.percettti@gemplus.com

Citigate Dewe Rogerson:
Tel.:  +44 (0) 207 638 9571

Anthony Carlisle
Tel.:  +44 (0) 797 361 1888
Email: anthony.carlisle@citigatedr.co.uk

Michael Berkeley
Tel.:   +44 (0) 207 282 2883
Mobile: +44 (0) 771 350 9316
Email:  michael.berkeley@citigatedr.co.uk

Laure Lagrange
Tel.:   +44 (0) 207 282 2988
Mobile: +44 (0) 776 869 8731
Email:  laure.lagrange@citigatedr.co.uk

Investor Relations
Gemplus:
Michael Look
Tel.:  +1 650 654 2940
Email: michael.look@gemplus.com

Fineo:
Anne Guimard
Tel.:  +33 1 45 72 20 96
Email: guimard@fineo.com

                            Gemplus International SA

                      Press Release - Financial Statements

                For the quarterly period ended December 31, 2001

Condensed Consolidated Statement of Income

                                             (in thousands of euros, except share and per share data)
                                         ---------------------------------------------------------------
                                              Three months ended                Twelve months ended
                                          Dec 2001         Dec 2000          Dec 2001        Dec 2000
                                                 (unaudited)
                                         ---------------------------------------------------------------
Net sales                                   250,998        386,329          1,022,986       1,204,600
Cost of sales                              (188,638)      (233,076)          (715,516)       (750,714)

Gross Profit                                 62,360        153,253            307,470         453,886

Research and development expenses           (24,971)       (29,143)          (112,885)        (90,778)
Reversal of research credit allowances           --             --                 --          12,486
Selling and marketing expenses              (36,851)       (47,950)          (165,276)       (158,545)
General and administrative expenses         (29,823)       (28,853)          (110,657)        (89,666)
Litigation expenses                                             --            (18,120)             --
Management severance expenses               (25,691)            --            (25,691)             --

Operating income (loss) before
restructuring                               (54,976)        47,306           (125,159)        127,383

Restructuring expenses                           --             --            (28,466)             --

Operating income (loss)                     (54,976)        47,306           (153,625)        127,383

Interest income and (expense), net            4,435          7,830             20,702          12,558

Other income (expense), net                  (9,625)          (927)            45,681             (28)

Income (loss) before taxes and
goodwill amortization                       (60,166)        54,210            (87,242)        139,913

Provision for income taxes                    6,445         (8,432)            14,185         (29,631)

Income (loss) before goodwill
amortization                                (53,721)        45,778            (73,058)        110,282

Goodwill amortization                        (6,134)        (5,145)           (27,162)        (11,204)

--------------------------------------------------------------------------------------------------------
Net income (loss)                           (59,855)        40,633           (100,220)         99,078
--------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                         (0.10)          0.07              (0.16)           0.20
Diluted                                       (0.10)          0.06              (0.16)           0.18

Shares used in net income (loss) per share calculation
Basic                                   626,387,004    621,282,556        636,992,392     497,523,946
Diluted                                 637,209,938    670,304,684        662,828,193     539,256,206

Condensed Consolidated Balance Sheets

                                                   (in thousands of euros)
                                            ------------------------------------
                                              December 31,        December 31,
                                                  2001                2000
                                            ------------------------------------
Assets

Current assets
Cash and cash equivalents                        490,652             636,284
Trade accounts receivable, net                   188,635             311,276
Inventory, net                                   139,794             174,101
Other current assets                             103,733              97,377

Total current assets                             922,814           1,219,038

Non-current assets
Property, plant and equipment, net               268,784             249,916
Goodwill                                         116,580             155,809
Other non-current assets                         222,514             284,246

Total non-current assets                         607,878             689,971

------------------------------------------------------------------------------
Total assets                                   1,530,692           1,909,009
------------------------------------------------------------------------------

Liabilities

Accounts payable                                 109,661             261,047
Accrued liabilities and other                    168,905             156,610
Current portion of long-term debt                     --               1,867
Current obligations under capital leases           3,734               3,414

Current liabilities                              282,300             422,938

Long-term obligations under capital leases        32,581              31,885
Long-term debt, less current portion                  14               5,865
Other non-current liabilities                     30,859             46, 013

Non-current liabilities                           63,454              83,763

Minority interest                                 17,176              17,313

Shareholders' equity

Ordinary shares                                  127,056             124,263
Paid in capital                                1,027,721           1,026,063
Retained earnings                                125,016             235,972
Other comprehensive income                        (3,839)                376
Less, cost of treasury shares                   (108,192)             (1,679)

Total shareholders' equity                     1,167,762           1,384,995

------------------------------------------------------------------------------
Total liabilities and shareholders' equity     1,530,692           1,909,009
------------------------------------------------------------------------------

Business Segment Reporting

Fourth Quarter 2001 Compared with Fourth Quarter 2000

Revenues                                      Three months ended
                                                  December 31,
                                             ----------------------  ----------
                                              2001            2000    % change
                                             ------          ------  ----------
                                               (millions of euros)
Telecommunications........................    156.9           274.3     (43%)
Network systems...........................     67.6            81.8     (17%)
     Including Skidata (*)................                     37.7
Other.....................................     26.5            30.2     (12%)
     Including Tags (*)...................                      1.2
Total.....................................    251.0           386.3     (35%)
                                              =====           =====     =====


Gross Margin                                   Three months ended
                                                   December 31,
                                             ----------------------  ----------
                                              2001            2000    % change
                                             ------          ------  ----------
                                               (millions of euros)
Telecommunications........................     40.1           123.2     (67%)
Network systems...........................     18.2            25.2     (28%)
     Including Skidata (*)................                     13.6
Other.....................................      4.1             4.9     (16%)
     Including Tags (*)...................                      0.1
Total.....................................     62.4           153.3     (59%)
                                               ====           =====     =====


Twelve Months 2001 Compared with Twelve Months 2000

                                             Revenues Twelve months
                                               ended December 31,
                                             ----------------------  ----------
                                              2001            2000    % change
                                             ------          ------  ----------
                                                (millions of euros)
Telecommunications........................    681.9           883.7     (23%)
Network systems...........................    229.3           196.4      17%
     Including Skidata (*)................     40.6            81.1     (50%)
Other.....................................    111.8           124.5     (10%)
     Including Tags (*)...................      3.7             6.5     (43%)
Total.....................................   1023.0          1204.6     (15%)
                                             ======          ======     =====


Gross Margin                                   Twelve months ended
                                                  December 31,
                                             ----------------------  ----------
                                              2001            2000    % change
                                             ------          ------  ----------
                                               (millions of euros)
Telecommunications........................    228.8           378.9     (40%)
Network systems...........................     67.1            62.0       8%
     Including Skidata (*)................     16.6            30.5     (46%)
Other.....................................     11.6            13.0     (11%)
     Including Tags (*)...................     (0.6)            0.8    (175%)
Total.....................................    307.5           453.9     (32%)
                                              =====           =====    =====

(*) including Skidata activities up to August 23, 2001 and Tags activities up to July 31, 2001.


Geographic Reporting

Fourth Quarter 2001 Compared with Fourth Quarter 2000

Revenues                                       Three months ended
                                                  December 31,
                                             ----------------------  ----------
                                              2001            2000    % change
                                             ------          ------  ----------
                                               (millions of euros)
Europe, Middle East and Africa............    126.0           227.0     (44%)
Asia......................................     48.8            92.7     (47%)
Americas..................................     76.2            66.6      14%
Total.....................................    251.0           386.3     (35%)
                                              =====           =====     =====


Twelve Months 2001 Compared with Twelve Months 2000

Revenues                                        Twelve months ended
                                                   December 31,
                                             ----------------------  ----------
                                              2001            2000    % change
                                             ------          ------  ----------
                                               (millions of euros)
Europe, Middle East and Africa............    518.3           701.3     (26%)
Asia......................................    273.1           317.9     (14%)
Americas..................................    231.6           185.4      25%
Total.....................................   1023.0          1204.6     (15%)
                                             ======          ======     =====

                  Fourth Quarter
                  FY2001 Financial Results
                  Conference Call





                  Presenters: Ron Mackintosh - Chief Executive Officer
                              Steve Gomo - Chief Financial Officer

      Introduction

o   2001 - a year we don't want to repeat

o   Cost decisions committed in 2000. Mobile slow- down not foreseen

o   Year 2001 management action delivering; but more action needed

o   Actions announced today aimed at reducing annualised costs by 100 million
    Euros

o   Impact of savings from Q3. 65 million Euros charge end Q1/ Q2

o   Strategic review commenced

o   Now in consultation with Unions and employee representatives

o   Some positive news in Q4 results

                            FY2001 vs. FY2000 Results

---------------------------------------------------------------------------
   EUR (millions)                            2001                2000
---------------------------------------------------------------------------

   Net Sales                                1023.0              1204.6
   Gross Profit                              307.5               453.9
   Operating Income                        - 153.6               127.4
   Operating Income                         - 81.6                N/A
       (excl. non- recurring)
   Net Income                              - 100.2                99.1
   Earnings Per Share, EUR
       Basic                                 -0.16                0.20
       Diluted                               -0.16                0.18
---------------------------------------------------------------------------
        Non- recurring charges: Euros 26 million management changes; 18 million Humetrix lawsuit; 28 million restructuring
        Asset sale gain Euros 70 million approximately

                             4Q/2001 Revenue Results

o Q4/ 2001 Revenue at 251 million Euros, down 35% from 4Q/ 2000 on a nominal basis.

o 4QFY2000 Revenue levels unusually strong and include SkiData and Tag revenues


                            4QFY01 Revenue Comparison

       -----------------------------------------------------------------------
                                    Nominal                 Adjusted
                                 (as reported)        (excl. SkiData & Tag)
                                 -------------        ---------------------
       4QFY00                         -35%                     -28%
       3QFY01                         +11%                     +16%
       -----------------------------------------------------------------------

       4Q/ 2001 Detailed Revenue
       Results

------------------------------------------------------------------------------
   EUR (millions)                        4Q/2001      4Q/2001          %
                                                                     Change
------------------------------------------------------------------------------
   Revenue by Segment

      Telecommunications                   156.9        274.3        - 43%

      Network Systems                       67.6         81.8        - 17%

         excl. SkiData                      67.6         44.1         +53%

         SkiData                            ---          37.7         ---

      Other                                 26.5         30.2        - 12%

   Revenue by Geography

      EMEA                                 126.0        227.0        - 44%

      Americas                              76.2         66.6        + 14%

      Asia                                  48.8         92.7        - 47%
------------------------------------------------------------------------------

                          4Q/ 2001 Gross Margin Results

Gross margin improvement to 24.8% from 23.2%

   -  Strong Financial Services performance

   -  SIM Module Average Selling Prices (ASPs) declined

   - SIM pricing pressures largely offset by product mix shift toward larger memory and higher priced products

                          Cost Structure and Headcount

Operating Expenses were 117 million Euros and includes several non-recurring charges

   -  26 million Euros related to management changes

   - Actual "Run- Rate" expense level believed to be 88 million Euros per quarter

   - On track to achieving 40 million Euros in annual savings objective from prior restructuring program

                              Strong Balance Sheet

Strong Balance Sheet performance during the quarter

   -  Cash and Cash Equivalents of 491 million Euros

   -  Accounts Receivable Day Sales Outstanding (DSOs) improved to 57 days

   - Inventory levels declined 43 million Euros as shipments exceeded receipt of material

   -  Retirement of Perez loan reduces non- current assets by 93 million Euros

                                   Perspective

   o  Immediate future remains tough

   o  The necessary action is being taken

   o  Gemplus has powerful strengths

       - market position; customer base; trading partners; exceptional pool of talent; financial strength

   o  Market demand is for higher margin smarter cards; value added applications

   o  Product mix improving

   o  Installed SIM card base requires replacement

   o  Parallel trends in financial services

                                   Conclusion

   o  2002 a year of transition

   o  Bring cost base in line with current markets

   o  Accelerate Gemplus' move up the value chain

   o  Management changes

   o  Return Gemplus to sustained, profitable growth.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 6, 2002

                                          GEMPLUS INTERNATIONAL S.A.


                                          By: /s/ Stephen Juge
                                              ----------------------------------
                                          Name:  Stephen Juge
                                          Title: Executive Vice President and
                                                 General Counsel